Exhibit 99.1

Zillow Announces Acquisition of Trulia for $3.5 Billion in Stock

Combination of companies sets stage to offer more real estate tools and services that empower consumers and drive more business for real estate professionals

SEATTLE and SAN FRANCISCO (July 28, 2014) – Zillow, Inc. (NASDAQ:Z) today announced that it has entered into a definitive agreement to acquire Trulia, Inc. (NYSE:TRLA) for $3.5 billion in a stock-for-stock transaction. The Boards of Directors of both companies have approved the transaction, which is expected to close in 2015.

The combined company will maintain both the Zillow and Trulia consumer brands, offering buyers, sellers, homeowners and renters access to vital information about homes and real estate for free, and providing advertising and software solutions that help real estate professionals grow their business. At closing, Trulia CEO Pete Flint will remain as CEO of Trulia reporting to Zillow CEO, Spencer Rascoff, and will join the Board of Directors of the combined company. In addition, at closing, a second member of Trulia’s Board of Directors will join the board of the combined company. Further operational and organizational details will be announced at closing.

“Consumers love using Zillow and Trulia to find vital information about homes and connect with the best local real estate professionals,” Rascoff said. “Both companies have been enormously successful in creating compelling consumer brands and deep industry partnerships, but it’s still early days in the world of real estate advertising on mobile and Web. This is a tremendous opportunity to combine our resources and achieve even more impressive innovation that will benefit consumers and the real estate industry.”

“Trulia and Zillow have a shared mission and vision of empowering consumers while helping real estate agents, brokerages and franchisors benefit from technological innovation,” said Flint. “By working together, we will be able to create even more value for home buyers, sellers, and renters, as well as create a robust marketing platform that will help our industry partners connect with potential clients and grow their businesses even more efficiently. Our two companies share complementary employee cultures with innovative, consumer-first philosophies and a deep commitment to create the best products and services for our industry partners.”

Both Zillow and Trulia are primarily media companies, generating the majority of revenue through advertising sales to real estate professionals. Despite continued growth as public companies, significant opportunities of scale remain as the majority of advertising dollars in the real estate sector have yet to migrate online or to mobile. For example, the two companies’ combined revenue currently represents less than 4 percent of the estimated $12 billioni real estate professionals spend on marketing their services to consumers each year.

Zillow and Trulia are two rapidly growing real estate sites on mobile and the Web, enabling advertisers to reach a large and expanding consumer base. In June, Zillow reported a record 83 million unique users across mobile and Webii. For the same month, Trulia reported a record 54 million monthly unique users across its sites and mobile appsiii. The two brands have limited consumer overlap – approximately half of Trulia.com’s monthly visitors do not visit Zillow.com, and approximately two-thirds of Zillow.com’s monthly visitors across all devices do not use Trulia.comiv. Maintaining the two distinct consumer brands will allow the combined company to continue to offer differentiated products and user experiences, attract more users and maximize the distribution of free content across multiple platforms, apps and channels.

A summary of expected benefits of the deal, include:

•	Faster Innovation. By combining resources, the companies expect to accelerate innovation on mobile and Web to provide more valuable tools and services to consumers and professionals.

•	Greater Access to Free Real Estate Market Data. The companies expect to share real estate market data, housing trend analysis, and forecasts to make more free data available to consumers and real estate professionals to empower people to make more informed decisions.

•	Broader Distribution. Home sellers and their agents, brokerages, and participating MLSs will benefit from seamless free distribution of listings across even more platforms to reach an even larger audience of consumers.

•	Enhanced Value and ROI for Advertisers. The companies expect to offer shared services and marketing platforms for advertisers that enhance agent productivity and marketing and deliver greater return on their investment.

•	Corporate Cost Savings. By operating independent consumer brands through one corporation, the companies expect to realize synergies to improve overall operational efficiency over the long-term. By 2016, management expects to achieve at least $100 million in annualized cost avoidances.

Transaction Details

As part of the agreement, Trulia shareholders will receive 0.444 shares of Class A Common Stock of Zillow, Inc.v for each share of Trulia, and will own approximately 33% of the combined company at closing. Current Zillow holders of Class A Common Stock and Class B Common Stock will receive one comparable share of the combined company at closing, and will represent approximately 67% of the combined company. The transaction assumes Trulia’s convertible notes will be assumed by the combined company at closing. The value of the deal represents a premium of 25% to Trulia’s closing price on July 25, 2014.

The agreement is subject to the satisfaction of customary closing conditions, including the expiration of U.S. antitrust waiting periods and shareholder approval of both companies. Zillow co-founders Rich Barton and Lloyd Frink, who control a majority of the shareholder voting power of Zillow, have agreed to vote in favor of the transaction. In addition, Trulia directors holding 7.4% of Trulia stock have entered into voting agreements with Zillow to vote in favor of the transaction.

Representation

Goldman, Sachs & Co. acted as the exclusive financial advisor, and Shearman & Sterling LLP and Perkins Coie LLP acted as legal counsel to Zillow. J.P. Morgan Securities LLC acted as a financial advisor, and Goodwin Procter LLP and Wilson Sonsini Goodrich & Rosati acted as legal counsel to Trulia. Qatalyst Partners LP also acted as a financial advisor to Trulia.

Conference Call to Discuss Acquisition at 9 a.m. EDT / 6 a.m. PDT

Zillow CEO Spencer Rascoff will host a conference call today with Trulia CEO Pete Flint at 9:00 a.m. EDT / 6:00 a.m. PDT. The live webcast of the conference call will be available on the investor relations section of Zillow, Inc.’s website at http://investors.zillow.com/, or on the investor relations section of Trulia, Inc’s website at http://ir.trulia.com/. For those without access to the Internet, the call may be accessed toll-free via phone at 877-643-7152 with conference ID# 80954780. Callers outside the United States may dial 443-863-7921 with conference ID# 80954780. Following completion of the call, a recorded replay of the webcast and a copy of the prepared remarks will be available on the investor relations section of Zillow, Inc.’s and Trulia.com’s websites for one year.

Company Conference Calls for Quarterly Earnings

The companies will host separate conference calls to discuss each company’s second quarter results. The calls will be held on the following dates:

•	Trulia: July 31, 2014, at 5 p.m. EDT / 2 p.m. PDT. The call details will be available announced separately, and will be available on Trulia’s investor relations website at ir.trulia.com.

•	Zillow: August 5, 2014 at 5 p.m. EDT / 2 p.m. PDT. The call details will be announced separately, and will available on Zillow’s investor relations website at investors.zillow.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties, including, without limitation, statements regarding Zillow’s proposed acquisition of Trulia and the expected benefits of the transaction; operational and organizational details of the combined company; the way in which the transaction will impact consumers, real estate professionals, and industry partners; the ability of the combined company to innovate; our ability to realize opportunities of scale; the migration of advertising dollars in the real estate sector to online and mobile; the growth rate of Zillow and Trulia; and our ability to deliver greater return on investment to our advertisers. Statements containing words such as “may,” “believe,” “anticipate,” “expect,” “intend,” “plan,” “project,” “will,” “projections,” “estimate,” or similar expressions constitute forward-looking statements. Such forward-looking statements are subject to significant risks and uncertainties and actual results may differ materially from the results anticipated in the forward-looking statements. Factors that may contribute to such differences include, but are not limited to, the risk that expected cost savings or other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that the businesses may not be combined successfully or in a timely and cost-efficient manner; the possibility that the transaction will not close, including, but not limited to, due to the failure to obtain shareholder approval or the failure to obtain governmental approval; and the risk that business disruption relating to the merger may be greater than expected. The foregoing list of risks and uncertainties is illustrative, but is not exhaustive. Additional factors that could cause results to differ materially from those anticipated in forward-looking statements can be found under the caption “Risk Factors” in Zillow’s Annual Report on Form 10-K for the year ended December 31, 2013, Trulia’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, and in Zillow’s and Trulia’s other filings with the Securities and Exchange Commission. Except as may be required by law, neither Zillow nor Trulia intend, nor undertake any duty, to update this information to reflect future events or circumstances.

Additional Information and Where to Find It

In connection with the proposed transaction, Zillow and Trulia will file a joint proxy statement/prospectus with the Securities and Exchange Commission, and the new holding company will file a Registration Statement on Form S-4 with the Securities and Exchange Commission. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when they become available) and other documents filed by Zillow and Trulia at the Securities and Exchange Commission’s web site at www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (when they become available) and the filings that will be incorporated by reference therein may also be obtained, without charge, from Zillow’s website, www.zillow.com, under the heading “Investors” in the “About” tab or by contacting Zillow Investor Relations at (206) 470-7137. These documents may also be obtained, without charge, from Trulia’s website, www.trulia.com, under the tab “Investor Relations” or by contacting Trulia Investor Relations at (415) 400-7238.

Participants in Solicitation

The respective directors and executive officers of Zillow and Trulia and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Zillow’s directors and executive officers is available in its proxy statement filed with the SEC by Zillow on April 17, 2014, and information regarding Trulia’s directors and executive officers is available in its proxy statement filed with the SEC by Trulia on April 22, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

About Zillow, Inc.

Zillow, Inc. (NASDAQ:Z) operates the leading real estate and home-related information marketplaces on mobile and the Web, with a complementary portfolio of brands and products that help people find vital information about homes, and connect with the best local professionals. Zillow’s brands serve the full lifecycle of owning and living in a home: buying, selling, renting, financing, remodeling and more. In addition, Zillow offers a suite of tools and services to help local real estate, mortgage, rental and home improvement professionals manage and market their businesses. Welcoming 83 million unique users in June 2014, the Zillow, Inc. portfolio includes Zillow.com®, Zillow Mobile, Zillow Mortgage Marketplace, Zillow Rentals, Zillow Digs®, Postlets®, Diverse Solutions®, Agentfolio®, Mortech®, HotPads™, StreetEasy® and Retsly™. The company is headquartered in Seattle.

Zillow.com, Zillow, Postlets, Mortech, Diverse Solutions, StreetEasy, Agentfolio and Digs are registered trademarks of Zillow, Inc. HotPads and Retsly are trademarks of Zillow, Inc.

About Trulia, Inc.

Trulia (NYSE: TRLA) gives home buyers, sellers, renters and real estate professionals all the tools and valuable information they need to be successful in the home search process. Through its innovative mobile and web products, Trulia provides engaged home buyers and sellers essential information about the house, the neighborhood and the process while connecting them with the right agents. For agents, Trulia, together with its MarketLeader subsidiary, provides an end-to-end technology platform that enables them to find and serve clients, create lasting relationships and build their business. Founded in 2005, Trulia is headquartered in San Francisco with offices in New York, Denver and Seattle. Trulia and the Trulia marker logo are registered trademarks of Trulia, Inc.

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ZILLOW CONTACTS:

Katie Curnutte

Media relations

206-757-2785

press@zillow.com

Raymond Jones

Investor relations

206-470-7137

ir@zillow.com

TRULIA CONTACTS:

Matt Flegal

Media relations

415-400-7307

pr@trulia.com

Ian Lee

Investor relations

415-400-7238

ir@trulia.com

[i]	Source: Borrell Associates Real Estate Advertising 2013 Outlook, reflecting combined advertising spent by real estate agents, home builders, and rental property managers.
ii	Zillow measures unique users with Google Analytics.
iii	Source: Omniture, Google Analytics, June 2014
iv	Source: comScore Multiplatform Cross-Visiting, June 2014
[v]	Upon closing, shares of Zillow, Inc. and Trulia, Inc. common stock will be exchanged for common stock of a newly formed holding company.

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